UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-15 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period August 13, 2002

IPSCO INC.
(Commission File No. 0-19661)

P.O. Box 1670, Regina, Saskatchewan, Canada, S4P 3C7
Telephone: (306) 924-7700
(Address of principal executive offices)

(Indicate by x mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ____ Form 40-F x

(Indicate by x mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

Exhibit Index

Exhibit No.	Description	Page No.
1.	News Release dated August 13, 2002	1-2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPSCO Inc.

Date: 13 August 2002

By: ______________________
John Comrie
Secretary

IPSCO

News Release

For Immediate Release

IPSCO Experiences Plate Finishing Equipment Outage

[Lisle, Illinois] 13 August 2002 -- IPSCO Inc. (NYSE/TSX: IPS) advised today that its Montpelier Steelworks incurred a mechanical failure on the static shear equipment, which cuts plate product to final length. The breakdown will not impact this plant's ability to produce coil, and although plate output will be slowed in Montpelier, overall IPSCO production of plate should remain as scheduled. The shear experienced damage that renders it inoperable for a period of time. In the interim repair period, manual cutting, offline, will be undertaken augmented by production at alternate IPSCO locations. Total company-wide third quarter production, driven by a full order book, should therefore remain unchanged.

Richard Acquaviva, Executive Vice President of IPSCO Steel Inc., the operating subsidiary for the Montpelier Steelworks, stated, "First it is important to note there were no injuries associated with this incident. We are in the process of assessing the extent of damage to the shear but are unable to determine at this time the precise mode and duration of the repair, although it is currently anticipated that the equipment will be back on line prior to the end of the third quarter. The versatility of Montpelier and the rest of the IPSCO production facilities will minimize both the effect upon our customers and output. IPSCO's overall geographic coverage will allow a shift of production to alternate facilities, if needed, to ensure customer service."

Higher production costs, associated with repairs as well as additional charges that might be incurred to ensure service to customers, are expected. A full investigation of remedial measures that can be undertaken is being conducted with a view to reducing costs and downtime. IPSCO anticipates that any material losses will be covered by insurance.

This news release contains forward-looking information with respect to IPSCO's operations and beliefs. Actual results may differ from these forward looking statements due to numerous factors including, production levels, ability to fulfill order book, extent of damage, length of time to complete repairs, and recovery of insurable costs.

For further information on IPSCO, please visit the company's web site at www.ipsco.com.

Company Contact: Bob Ratliff, Chief Financial Officer
IPSCO
Tel. 630-810-4769
Release #02-25

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